News Release (Q3-04-14)	November 3, 2004

YAMANA REPORTS $3 MILLION OPERATING CASH FLOW
FOR SEPTEMBER QUARTER
 (all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports net earnings for the quarter ended September 30, 2004 of $6,000. This compares to a loss of $1.3 million for the comparable quarter ended August 31, 2003. Net earnings for the seven month period ending September 30, 2004 are $2.0 million and net earnings on a pro-forma basis for the nine month period ended September 30, 2004 are $3.1 million. Yamana has changed is fiscal year end to December 31st and, accordingly, the current year will be a 10 month period.

Basic and fully diluted net earnings per share are $NIL for the September quarter. This compares to a loss of $0.06 per share in the comparative quarter ended August 31, 2003. Earnings per share for the seven month period ending September 30, 2004 are $0.02 per share. Pro-forma net earnings per share for the nine month period ended September 30, 2004 are $0.03 per share. Sales for the September quarter are $8.8 million. Pro-forma sales for the nine month period ended September 30, 2004 are $31 million. The per share calculations for the quarter for the current and previous fiscal year are based on weighted average shares outstanding for the period of 95.8 million shares and 24.6 million shares respectively.

Mine operating earnings are $2.5 million for the September quarter and $6.9 million for the seven month period ended September 30, 2004. During the quarter, Yamana produced 23,214 ounces of gold and sold 22,246 ounces of gold at an average sale price of $401 per ounce. For the nine month period Yamana produced 74,225 ounces of gold and sold 77,571 ounces of gold. Total average cash costs for the September quarter are $225 per ounce produced and for the seven month period ended September 30, 2004 are $208 per ounce produced. Processing of lower grade ore during the quarter was anticipated in order to gain access to higher grade ore bodies and prospective exploration areas beneath the existing mine workings at Fazenda Brasileiro.

Cash flow from operations for the quarter is $3 million representing $0.03 per share. Cash flow from operations for the fiscal year to date (7 months) is $6 million representing $0.06 per share. Pro-forma cash flow from operations for January and February 2004, excluding movements in working capital is an additional $0.03 per share for an aggregate pro-forma cash flow for the nine month period of $0.09 per share.

The cash balance as at September 30, 2004 is $24 million and working capital was $27.1 million. Available cash will increase as a result of the recently announced equity financing.

Expenses for the September quarter include a non-cash expense of $1.3 million in stock-based compensation representing $0.015 per share. An expense of $1 million was recognized for shares issued to management in accordance with previously issued subscription agreements for which shareholder approval was obtained at the last annual meeting of shareholders. In addition, $0.3 million was recognized in connection with stock options issued during the June quarter as the Company revised its estimate of expected volatility rates resulting in an additional charge during the current quarter. Yamana also recognized an exchange rate gain in the amount of $1.4 million during the quarter. The gain was mainly generated on the revaluation of Canadian monetary net assets to the US dollar exchange rate prevailing as at September 30, 2004. General and administrative expenses on a per month basis are lower for the September quarter relative to the June quarter. Yamana’s normalized general and administrative expenses are expected to be lower in future periods due to non-recurring items that were recognized in the June quarter.

The complete financial statements and Management Discussion and Analysis for the quarter ended September 30, 2004 follow this announcement.

Pro-forma results and information are provided primarily for financial market reference to show a full year of operations given the change in year end this year. Pro-forma results assume the combination of earnings and cash flow for the seven month period ending September 30, 2004 with the normalized earnings and cash flow of January and February, 2004 that exclude year-end adjustments made in February that did not relate to the January and February period. The pro-forma results are a non-GAAP (Generally Accepted Accounting Principles) measure and are unaudited. Please see the note on non-GAAP Measures contained at the end of Management’s Discussion and Analysis for the quarter ended September 30, 2004 and contained in the annual report of the most recent fiscal year end.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone	Chuck Main
President & Chief Executive Officer	Chief Financial Officer
(416) 815-0220	(416) 945-7354
E-mail: investor@yamana.com	E-mail: cmain@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana’s future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Management’s Discussion and Analysis of Operations and
Financial Condition
(US dollars, in accordance with Canadian GAAP)

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition and results of operations for the quarter ended September 30, 2004, compared to those of the quarter ended August 31, 2003. This Management’s Discussion and Analysis had been prepared as of November 3, 2004. The unaudited consolidated interim financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s and Discussion Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended September 30, 2004 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended February 29, 2004, and the related annual Management’s Discussion and Analysis included in the most recent fiscal year’s Annual Report, and the most recent Annual Information Form/40F on file with the Securities Commissions of all the provinces in Canada and with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in the Management’s Discussion and Analysis are in million of US dollars, unless otherwise specified.

Forward-Looking Statements
This document contains certain “forward-looking statements” that involve a number of risks and uncertainties. These risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Such forward-looking statements include among other things, statements regarding targets or production estimates, cash operating costs, capital expenditures and reserves and resources. Forward-looking statements are often characterized by words such as “plan”, “expect”, “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks are further described in the Company’s Annual Management and Discussion Analysis and Annual Information Form filed with the Securities Commissions of all the provinces in Canada, with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Change in Year End

The year end of the Company was changed from February 28/29 to December 31. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period

June Quarter	June 30, 2004(i)	May 31, 2003
September Quarter	September 30, 2004	August 31, 2003
December Year End	December 31, 2004	February 29, 2004
(i) The June quarter is for a four month period

Highlights

Review of Financial Results

The Company has recorded net earnings for the quarter period ending September 30, 2004 of $6,000, compared to a loss of $1.3 million for the comparative quarter ended August 31, 2003.

Mine operating earnings were $2.5 million and consist entirely of earnings from the Fazenda Brasileiro Mine. Net earnings for the quarter include a non-cash stock based compensation expense of $1.3 million on shares issued to management for previously approved subscriptions and additional expense on stock options issued during the June quarter reflecting an increase in the assumption for the volatility rate. The Company had no comparable operations last year and therefore a comparison is not meaningful. General and administrative expenses to September 30, 2004 reflect the acquisition of Brazilian assets last year and the build out of operations since the completion of those acquisitions. The Company has also recorded a foreign exchange gain of $1.4 million during the quarter as both the Canadian dollar and the Brazilian real strengthened against the US dollar during the quarter. The foreign exchange gain was generated mainly on cash and short term investments held in Canadian dollars.

Cash flow from operations reached $3 million or $0.03 per share which is consistent with the June quarter which included four months of operations. Cash flow from operations for the comparative quarter ending August 31, 2003 was an outflow of $0.4 million ($0.01 per share). Cash flow from operations on a fiscal year to date (7 months) basis was $6 million or $0.06 per share.

Basic and diluted net earnings were $NIL per share, compared to a loss per share of $0.06 for the period ended August 31, 2003. Earnings per share for the period ended September 30, 2004 were calculated based on the weighted average number of shares outstanding of 95.8 million. Basic and diluted net earnings on a fiscal year to date basis were $0.02 per share based on a weighted average number of shares outstanding of 95.4 million for the seven month period ended September 31, 2004.

The table below present’s selected quarterly financial and operating data:

	September 30,	June 30,	February 29,	November 30,
	2004	2004	2004	2003
		(4 months)

Financial results
Revenues (1)	$8,826,900	$13,298,361	$10,452,701	$9,358,676
Net earnings (loss) for the quarter	$5,661	$1,972,806	$638,855	$2,112,827
Basic and diluted earnings
(loss) per share	$0.00	$0.02	$0.01	$0.03
Financial Position
Total assets	$101,196,360	$96,363,155	$93,948,061	$72,809,494
Total long-term liabilities	$8,145,364	$7,239,618	$7,657,229	$7,290,357
Operating statistics
Gold production (ounces)	23,214	34,099	25,944	27,127
Gold sales (ounces)	22,246	33,594	26,617	23,373
Gold ore grade (g/t)	3.07	3.44	3.50	3.36
Gold recovery rate (%)	92.4	94.5	95.3	95.5
Non-GAAP Measures
Per ounce data:
Cash costs per ounce produced	$225	$196	$213	$220
Average gold price realized (1)	$401	$396	$407	$400
	August 31,	May 31,	February 28,	November 30,
	2003	2003	2003	2002

Financial results
Revenues	$--	$--	$--	$--
Net earnings (loss) for the quarter	$(1,349,250)	$(394,786)	$(2,094,185)	$(321,002)
Basic and diluted earnings
(loss) per share	$(0.06)	$(0.01)	$(0.05)	$(0.01)
Financial Position
Total assets	$68,155,620	$6,107,871	$6,620,806	$6,664,884
Total long-term liabilities	$7,697,044	$1,500,057	$1,500,357	$1,852,565

(1)        Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales

Mine Operations

Mine operating earnings for the quarter ended September 30, 2004 were $2.5 million. There were no mine operating earnings for the comparative quarter ended August 31, 2003. Net revenue for the quarter was $8.8 million and year to date revenue was $22 million. A total of 22,246 ounces of gold were sold at an average price of $401 per ounce during the quarter. The Company had no revenues during the comparative period ended August 31, 2003. A total of 55,840 ounces of gold were sold fiscal year to date.

Fazenda Brasileiro production for the quarter consisted of a total of 23,214 ounces of gold. Production during the comparative quarter ended August 31, 2003 was 3,723 ounces. A total of 57,313 ounces of gold have been produced on a fiscal year to date basis.

Expected production from Fazenda Brasileiro is estimated at approximately 79,000 ounces of gold for the current fiscal year (10 months as a result of the change in the Company’s year end). Operations at Fazenda Nova have recently started and depending on the leaching cycle for the current fiscal year, production at Fazenda Nova is estimated at 7,000 – 9,000 ounces of gold.

As at September 30, 2004, there were 8,666 ounces of contained gold in inventory. Inventory of $5.6 million as at September 30, 2004 increased by $1.7 million relative to the prior quarter due to production from the pilot plant at São Francisco and the gearing up of for production from Fazenda Nova. In addition, Fazenda Brasileiro had more inventory at the mine site in comparison to the prior quarter. Approximately $2.2 million of the total value of inventory consisted of materials and supplies. The remaining $3.4 million consisted of dore gold bars and metal in circuit. Of the 8,666 ounces of gold in inventory as at the quarter end, 8,339 ounces were at Fazenda Brasileiro, 103 ounces were at Fazenda Nova, and the remaining 224 ounces were from the pilot plant at São Francisco.

Fazenda Brasileiro Mine Operations

Production for the quarter consisted of operations from the Fazenda Brasileiro Mine. A total of 23,214 ounces of gold were produced during the quarter. Production was lower than anticipated as a result of lower head grades (as had been expected), lower recovery rates and delays in delivery of fresh carbon and processing materials. A total of 254,379 tonnes were milled through the CIP circuit during the quarter. There were no heap leach operations. Ore tonnage for the quarter from the underground mine and the open pit (Canto pit) was approximately 189,000 and 68,000, respectively. Production of approximately 21,700 ounces of gold is forecast from the Fazenda Brasileiro Mine for the last quarter of the current fiscal year.

The mill recovery rate was lower than anticipated at an average rate of 92.4% and compares to an average of 94.5% for the previous quarter of the current fiscal year. A strike at Brazilian Customs caused a delay in the delivery of new carbon which adversely affected mill recovery rates. The Mine is currently in the process of replacing the old carbon with new carbon and this should result in an increase in future recovery rates. Also, during the quarter approximately 68,000 tonnes of ore was sourced from the Canto open pit which has lower recovery rates. Recovery rates from open pit ore are expected to remain at current levels for the remainder of the current fiscal year while recovery rates from underground ore are expected to return to historical rates, which should increase overall recovery rates.

The Company anticipated processing lower grade ore from its underground operations in this quarter to gain access to higher grade ore bodies and areas beneath the existing mine workings for further drilling and exploration. Head grades were at an average for the quarter of 3.07 g/t and on a fiscal year to date basis of 3.28 g/t. This compares to 3.44 g/t during the previous quarter of the current fiscal year.

Total average cash costs for the quarter ended September 30, 2004 were $225 per ounce of gold produced compared to $196 per ounce of gold produced during the June quarter. Total average cash costs during the quarter increased as a result of the lower grades and lower recovery rates. Total average cash costs on a fiscal year to date basis were $208 per ounce of gold produced. Total average cash costs for the current fiscal year are forecast at $210 per ounce produced. Operating margin per ounce sold before depreciation and accretion of the asset retirement obligation was $176 per ounce for the quarter.

Production at Fazenda Brasileiro also decreased due to maintenance on the mills which resulted in one of the mills not being in operation for a total of 5 days during the quarter. As a result, Fazenda Brasileiro Mine operated at peak electrical cost hours during the quarter. However, there were no total additional electricity costs as a result of the new three year power contract.

Fazenda Nova Mine Operations

Fazenda Nova is an open pit heap leach mine. Construction costs are lower than the costs contemplated in the feasibility study and the construction period was consistent with the planned construction schedule. Capital for construction was funded from the Company’s existing cash resources. Smelting of the first gold bar occurred late September. Forecast production from the Fazenda Nova Mine for the current fiscal year is approximately 7,000 – 9,000 ounces of gold. The level of production will depend on the leaching cycle. Expected annual production remains at an average of approximately 36,000 ounces of gold for a total of 143,000 ounces in the initial phase of its mine life over four years. Cash costs are forecast in the feasibility study at $186 (life of mine) although current arrangements with cement manufacturers (cement for agglomeration is the largest cost component for operations) has reduced projected life of mine cash costs to approximately $160 per ounce. As long as current arrangements with cement manufacturers continue, this will have the impact of reducing cash costs to $160 per ounce during the life of the mine. Moreover, cash costs will vary period to period and will begin at higher levels during the start-up of operations.

The Company will begin recording operating results from the Fazenda Nova Mine once commercial levels of production are achieved. This is expected to occur in the final quarter of the year. Once commercial production is achieved, the balance sheet will reflect an increase in working capital.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the quarter ended September 30, 2004. The Company had no comparable operations last year and therefore a comparison is not meaningful. The Company has been building its infrastructure and personnel capacity to reflect Fazenda Nova and in anticipation of construction decisions at Chapada and Sao Francisco later this year. This includes an increasing personnel head count and associated facilities and costs. Also a concentrated effort to increase the Company’s investor profile has been undertaken. Management of the Company believes in a strong marketing plan for the Company which has proven to be effective and beneficial for the shareholders. On a per month basis, average general and administrative costs have declined during the current quarter in comparison to the June quarter. The Company’s normalized general and administrative expenses are expected to be lower in future periods due to non-recurring items that were recognized in the June quarter.

Liquidity and Capital Resources

The Company continues to have a strong financial base with $24 million of cash as at September 30, 2004. Working capital as at September 30, 2004 was $27.1 million compared to $15.5 million for the comparative quarter ended August 31, 2003. Surplus cash is being used to finance capital expenditures for the construction of future mines and exploration initiatives.

Cash flow generated from operations for the quarter was $3 million or $0.03 per share compared to an outflow of $0.4 million for the comparative quarter ended August 31, 2003. Cash flow from operations consisted of operating results from Fazenda Brasileiro Mine for the quarter ended September 30, 2004 and the comparative quarter ended August 31, 2003. Operating cash flows have averaged $1 million per month on a fiscal year to date basis. Cash flow generated from operations for the seven month period ended September 30, 2004 was $6 million or $0.06 per share.

Cash outflow from investing activities was $6.7 million consisting mainly of deferred mineral property expenditures and expenditures related to the construction of the Fazenda Nova Mine.

Capital acquisitions for the quarter were as follows:

                                                                                       (In millions)

Construction of Fazenda Nova Mine	$2.2
Capitalized exploration	0.9
Capital expenditures at Fazenda Brasileiro	2.2
Sao Francisco/Sao Vicente feasibility study	0.4
Other	0.2

$5.9

Cash outflow for the comparative period of $21.9 million consisted mainly of the acquisition of the Fazenda Brasileiro Mine in August 2003. Capital expenditures have geared up to a level that exceeds cash flow generated from operations, which has resulted in a decrease in the cash position.

There were no cash flows from financing activities during the quarter ended September 30, 2004. Subsequent to the quarter end the Company secured a $100 million debt financing commitment from a private investment fund for the development of the Chapada Gold and Copper Project. Together with the equity issue subsequent to the quarter end, the Company anticipates that it has now funded all of its capital requirements for São Francisco and Chapada. However, the São Francisco feasibility study and capital estimate is due in November 2004 at which time a formal construction decision will be made.

Share Capital

As at September 30, 2004, the Company had 95,869,717 common shares outstanding.

Shareholders’ equity as at September 30, 2004 was $85.4 million compared to $57.9 million as at the end of the comparative quarter ended August 31, 2003 and $81.3 million as at the fiscal year ended February 29, 2004. During the quarter the Company issued 808,000 common shares to management in connection with previous subscriptions that were approved by the shareholders on June 24, 2004. The Company has recorded stock-based compensation expense in the amount of $1 million in connection with this issue.

As at November 3, 2004, the Company had a total of 95,889,717 common shares outstanding and 41,329,947 share purchase warrants outstanding. The average weighted number of shares outstanding for the quarter ended September 30, 2004 was 95.8 million shares.

Subsequent to the quarter end, the Company entered into an agreement for an offering on a bought deal basis of 21,750,000 common shares at a price of Cdn$3.45 per share, for aggregate proceeds of approximately CDN$75 million. The underwriters also have the option to purchase up to an additional 7,250,000 common shares at the issue price of Cdn$3.45 per share until 48 hours prior to closing of the offering for an additional gross proceeds of up to Cdn$25 million. The offering is scheduled to close November 9, 2004. The shares to be issued under this offering will be offered by way of a short form prospectus in all the provinces in Canada. Proceeds from the offering will be used in the advancement and development of the Company’s mineral properties, potential acquisitions, exploration activities and for general corporate purposes.

Share Incentive Plan

The company has recorded compensation expense in the amount of $1.3 million during the quarter. A total of $1.0 million of this expense relates to the issue of 808,000 common shares to management (as mentioned above under Share Capital) and the remaining $0.3 million was additional expense recognized in connection with stock options issued during the June quarter. The Company has increased its assumption for expected volatility used in the Black-Scholes option pricing model from 35% to 50.5% as used in calculating the fair value of options issued during the previous quarter. This adjustment has been recognized in the current quarter. There were no other changes in the assumptions used in the Black-Scholes option pricing model.

A total of 6,699,910 options were outstanding as at September 30, 2004 at an average exercise price of CDN$ 2.05 and an average life of 8.35 years. A total of 6,449,910 stock options were exercisable as at September 30, 2004.

Foreign Exchange Gain

The Company has recognized a foreign exchange gain in the amount of $1.4 million during the quarter ended September 30, 2004. The gain was generated mainly on the revaluation of Cdn$27.2 million cash and short-term investments at the US dollar exchange rate prevailing as at the balance sheet date. The Canadian dollar has significantly strengthened since the previous quarter. The US dollar exchange rate prevailing as September 30, 2004 was 1.2616 compared to 1.3338 as at June 30, 2004 per the Bank of Canada posted rates. A strengthened real has also resulted in an exchange gain on reais denominated monetary net assets in Brazil of approximately $0.2 million.

Investment and Other Business Income (Loss)

Investment and other business income (loss) includes interest income earned on the Company’s short-term investments, fees and taxes on the movement of funds and financial transactions originating in Brazil and gains and losses on the sale of used parts and materials. During the quarter, the company incurred more expenses on financial transactions than income earned on its financial resources due to taxes on financial transactions originating in Brazil. Total investment and other business income (loss) for the quarter ended September 30, 2004 was a loss of $47,000. This compares to income of $49,500 in the comparative quarter ended August 31, 2003.

Income Taxes

The income tax provision for the quarter reflects income taxes payable in Brazil based on estimated tax rates in that jurisdiction. The total tax provision reflected on the consolidated financial statements for the period ended September 30, 2004 was $1.2 million of which $0.38 million was the current income tax expense and $0.86 million was a provision for future income taxes.

Future income tax expense reflects the tax effect of the increase in the value of the real during the quarter relative to the US dollar on US dollar denominated inter company loans which on consolidation are eliminated. This is a reversal of currency effects in the June quarter when the Company recorded an income tax recovery.

A valuation allowance has been provided against Canadian and US income tax loss and credit carryforwards. As such no future income tax assets have been recorded in this regard.

The effective tax rate on Brazil operating results for the seven month period ended September 30, 2004 was 24% of which 16% was for current income taxes and the remaining 7% was for future income taxes.

Contractual Commitments

Year	2004	2005	2006	2007	2008

Office leases	$45,400	$186,800	$192,200	$166,400	$156,800
Fazenda Brasileiro operating
leases and service contracts	1,088,300	1,215,500	192,600	--	--
Fazenda Nova operating
leases and service contracts	703,700	2,814,900	2,814,900	703,700	--

	$1,837,400	$4,217,200	$3,199,700	$870,100	$156,800

The Company has entered into an engineering, procurement and construction management contract at a contract price of $5.7 million for the term of the Chapada project construction period.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Please refer to the annual consolidated Management and Discussion Analysis for the most recent fiscal year end February 29, 2004 for further discussion on critical accounting estimates.

There were no changes in the Company’s accounting policies during the quarter.

Outlook

Chapada Gold and Copper Project

Construction of the Chapada Gold and Copper Project is forecast to commence November 2004. The feasibility study for Chapada estimates capital requirements of $178 million before working capital. Initial working capital for the Chapada Project is forecast at $11 million in the initial year of production (offset by cash flow in that year). Total operating costs are estimated at $3 per tonne of ore. Operating costs (after gold credits assuming a gold price of $400 per ounce) are estimated at $0.29/lb of copper for the first five years and $0.53/lb of copper for life of mine. Net sustaining capital costs of $40 million are forecast over a 19 year mine life. The mine plan for Chapada contemplates average annual production of approximately 130 million lbs payable copper and 134,000 oz payable gold per year in concentrate for each of the first five years of operations for a total (life of mine) of 2.0 billion lbs of copper and 1.4 million oz gold.

The Company has secured a $100 million debt financing commitment from a private investment fund for the construction and development of the Chapada Gold and Copper Project. The secured notes are for a term of 6 years and bear interest at an annual rate of 10.95%. Principal is repayable upon maturity of the notes and covenants under the facility have characteristics comparable to high yield debt. The Company must drawdown the full $100 million within 180 days of closing. The Company may also elect to accrue interest for the first three years. Under this scenario, the interest rate is subject to an additional 150 basis points during the first two years during which the interest is accrued. As consideration, the Company has agreed to pay commitment fees in the aggregate of $2.2 million and issue a series of warrants to purchase an aggregate of 5.0 million common shares at a 25% premium to the market price. Subsequent to the quarter end $650,000 of the commitment fees was paid and a warrant to purchase 1.25 million common shares was issued. The remaining balance is to be paid and issued prior to funding and of which $850,000 is payable and warrants to purchase 2.5 million common shares are payable only on funding.

Drawdown of the facility will occur once a formal construction decision has been made and matters relating to registration of security under the loan facility are complete. This is expected to be completed within 30-60 days of the construction decision.

The Company has also entered into an engineering, procurement and construction management contract (EPCM contract) to provide oversight over the Chapada construction at a contract price of $5.7 million. The EPCM contractor is currently assisting the Company in defining the engineering specifications of the project. The Company’s current plan is to proceed with a series of fixed price contracts with provisions for various performance guarantees for construction. These will further reduce construction risks by fixing the construction costs. Currently, production is expected to commence early 2007.

The Company has also agreed to terms relating to off-take agreements with smelters for up to 150,000 tonnes of copper-gold concentrate from Chapada securing a “home” for a large portion of production. Arrangements that have been made are designed to ensure that in the event that future smelter capacity does not increase to meet copper concentrate production, it will not affect Yamana’s ability to sell its concentrate. Treatment and refining charges will be set on an annual basis and according to conventional concentrate agreements. Treatment and refining charges for a portion of the concentrate will be set as percentage of the copper price, providing price protection at lower copper prices.

A construction decision regarding the Chapada Project is expected to be made once the overall capital needs of both the Chapada and São Francisco Projects have been assessed.

São Francisco

The Company continues the process of finalizing the feasibility study for its São Francisco Project. Construction of São Francisco is expected to commence in the last quarter of fiscal 2004 with production in the third quarter of fiscal 2005.

Exploration

The Company is currently active on a number of exploration initiatives and expects to increase it exploration activities over the next fiscal year. Exploration expenditures for the quarter were $0.9 million which have been capitalized. Initiatives continue to focus on regional and mine site exploration in the Fazenda Brasileiro and the Santa Elina Gold Belt region. Various drilling, trenching and sampling programs are underway in these regions.

Key target areas are as follows:

•    Fazenda Brasileiro

Exploration at Fazenda Brasileiro continued to focus on the near mine and regional area and results have been favourable. A systematic review of old Companhia Vale do Rio Doce (CVRD) data is currently underway. The review will provide new targets for exploration and prioritize the Company’s current targets.

Exploration efforts at the mine site are focused on upgrading indicated resources into measured resources and extending the mine life. Current targets include E-Deep, Cedro F and G ore bodies, Canto, C ore body east, Pau-a-pique and H ore body.

Exploration initiatives in the regional area, the Rio Itapicuru Greenstone Belt are focused on finding another ore body to support a new mine development or to feed the existing mill. Current targets include Serra Branca, Sapateira, Rio do Peixe, Encantado, Ambrosio and Mandacaru.

• Santa Elina Gold Belt

Geological mapping and sampling were ongoing in the Santa Elina Gold Belt region.

Exploration initiatives in the São Vicente region are focused on determining if the high grade mineralization encountered to the south and below the São Vicente pit could sustain an underground mine.

Exploration at São Francisco has focused primarily on efforts to better define the mineralization encountered below the planned open pit where results from previous bulk sampling and drilling efforts have shown significant high grade potential. The processing of drift bulk samples at São Francisco has concluded. Currently, no further exploration efforts have been undertaken at São Francisco as efforts remain on the conclusion of the feasibility report. However, mineralization at São Francisco is targeted as a potential underground mining opportunity.

• Argentine Properties

Effective July 1, 2004 the Santa Cruz joint venture was terminated. The Company owns 100% of the Argentine properties. The Company is currently evaluating the exploration potential of these properties.

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Thus readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the quarter ended September 30, 2004.

Non-GAAP Measures

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.

SEPTEMBER QUARTER 2004

 YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
As at the Periods Ended
Prepared by Management, Unaudited
(In thousands of U.S. dollars)

	September	February
	2004	2004

ASSETS
Current
Cash and cash equivalents	$23,966	$34,603
Amounts receivable (Note 3)	2,434	1,370
Inventory	5,584	3,848
Advances and deposits	1,736	819
Income taxes recoverable	982	118

	34,702	40,758
Capital
Property, plant and equipment (Note 4)	18,278	18,237
Mineral properties (Note 5)	40,250	34,537
Assets under construction (Note 6)	6,746	341

	65,274	53,115
Other
Other assets	1,220	75

	$101,196	$93,948

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,443	$5,030
Income taxes payable	1,177	--

	7,620	5,030
Long Term
Asset retirement obligation	5,015	4,943
Future income tax liabilities	3,130	2,714

	15,765	12,687

SHAREHOLDERS' EQUITY
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
95,869,717 common shares (Note 7)	75,450	74,427
(February 29, 2004 - 95,060,749 shares)
Share purchase warrants and other	8,722	8,722
Contributed Surplus	1,800	632
Deficit	(541)	(2,520)

	85,431	81,261

	$101,196	$93,948

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Periods Ended
Prepared by Management, Unaudited
(In thousands of U.S. dollars)

	Three months ended		Fiscal Year to Date

	September 30,	August 31,	September 30,	August 31,
	2004	2003	2004	2003
			(7 months)	(6 months)

Sales	$8,827	$--	$21,993	$--
Cost of sales	(4,906)	--	(11,825)	--
Depreciation, amortization and depletion	(1,293)	--	(3,034)	--
Accretion of asset retirement obligation	(80)	--	(191)	--

Mine Operating Earnings	2,548	--	6,943	--
Expenses
General and administrative	1,316	423	3,172	757
General exploration	--	--	--	3
Mineral property and other asset write-offs	--	18	--	74
Foreign exchange loss (gain)	(1,387)	--	(1,329)	--
Stock-based compensation (Note 9)	1,316	--	2,191	--
Severance costs	--	710	--	710

	1,245	1,151	4,034	1,544
Mine Operating Earnings	1,303	(1,151)	2,909	(1,544)
Investment and other business income (loss)	(47)	50	428	51
Interest and financing expense	(4)	(248)	(4)	(251)

Earnings (Loss) Before Tax	1,252	(1,349)	3,333	(1,744)
Income Tax (Expense) Recovery (Note 10)	(1,246)	--	(1,354)	--

Net Earnings (Loss)	6	(1,349)	1,979	(1,744)
Deficit, beginning of Period	(547)	(3,910)	(2,520)	(3,491)
Interest on Convertible Notes	--	(13)	--	(37)

Deficit, end of Period	$(541)	$(5,272)	$(541)	$(5,272)

Basic and Diluted Earnings (Loss) per Share	$0.00	$(0.06)	$0.02	$(0.12)

Weighted average number of shares outstanding	95,817	24,600	95,384	15,397
(in thousands)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended
Prepared by Management, Unaudited
(In thousands of U.S. dollars)

	Three Months Ended		Fiscal Year to Date

	September 30,	August 31,	September 30,	August 31,
	2004	2003	2004	2003
			(7 months)	(6 months)

OPERATING ACTIVITIES
Net earnings (loss) for the period	$6	(1,349)	$1,979	(1,744)
Asset retirement obligations realized	(43)	--	(155)	--
Items not involving cash:
Services paid in common shares	--	856	--	838
Depreciation, amortization and depletion	1,293	1	3,034	3
Stock-based compensation (Note 9)	1,316	--	2,191	--
Mineral property and other asset write-offs	--	18	--	74
Future income tax expense	867	--	416	--
Accretion of asset retirement obligation	80	--	191	--
Unrealized foreign exchange loss	350	--	36	--
Other	15	--	15	--

	3,884	(474)	7,707	(829)
Net change in non-cash working capital	(868)	82	(1,752)	114

	3,016	(392)	5,955	(715)

FINANCING ACTIVITIES
Issue of common shares and warrants for cash	--	289	--	388
Issue costs	--	(3,056)	--	(3,112)
Subscription for shares not yet issued	--	39,507	--	39,507
Interest expense on convertible notes	--	(12)	--	(37)

	--	36,728	--	36,746

INVESTING ACTIVITIES
Expenditures on mineral properties	(2,714)	54	(6,780)	(96)
Expenditures on assets under construction	(2,135)	--	(6,405)	--
Acquisition of property, plant and equipment	(1,040)	(747)	(2,188)	(750)
Business acquisition of Fazenda Brasileiro	--	(21,165)	--	(21,165)
Acquisition of other assets	(819)	--	(1,219)	--

	(6,708)	(21,858)	(16,592)	(22,011)

Increase (Decrease) in Cash and Cash Equivalents	(3,692)	14,478	(10,637)	14,020
Cash and Cash Equivalents, beginning of the Period	27,658	264	34,603	722

Cash and Cash Equivalents, end of the Period	$23,966	$14,742	$23,966	$14,742

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.
 Notes to the Consolidated Financial Statements
For the three month and seven month period ended September 30, 2004 (with comparatives as at February
29, 2004 and for the three month and six month period ended August 31, 2003)
(Tabular amounts are in thousands of U.S. dollars)
Prepared by Management, Unaudited

1. Basis of Presentation

The accompanying consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These consolidated interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

On August 12, 2003, the Company consolidated its share capital by issuing one new common share for each 27.86 old common shares. The share and per share information for the comparative quarter for the period ended August 31, 2003 is presented as if the consolidation took place June 1, 2003.

2. Change in Year End

The Company changed its year end from February 28/29 to December 31. As such, the second quarter for fiscal December 31, 2004 is for the period ending September 30, 2004 with comparative figures for quarter ended August 31, 2003.

3. Accounts Receivable

	Septmeber 30,	February 29,
	2004	2004

Gold sales receivable	$1,680	$942
Other receivables	754	428

	$2,434	$1,370

4. Property, Plant and Equipment

		September 30,		February 29,
		2004		2004

		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Land	$1,229	$--	$1,229	$907
Buildings	8,142	1,550	6,592	7,064
Machinery and equipment	8,142	1,400	6,742	6,616
Vehicles	2,707	420	2,287	2,344
Furniture and office equipment	1,242	243	999	1,033
Computer equipment and software	500	71	429	273

	$21,962	$3,684	$18,278	$18,237

5. Mineral Properties

	Septmeber 30,	February 29,
	2004	2004

Fazenda Brasileiro (i)	$11,742	$9,212
Sao Francisco / Sao Vicente / Fazenda Nova	12,509	11,146
Chapada	10,975	9,197
Argentine properties (ii)	5,004	4,975
Other	20	7

	$40,250	$34,537

(ii)   Balance is net of accumulated amortization in the amount of $2.2 million (February 29, 2004 — $1 million).

(ii)   Argentine Properties

Effective July 1, 2004 the Santa Cruz joint venture was terminated. The Company owns 100% of the Argentine properties. The Company is currently evaluating the exploration potential of these properties.

6. Assets under Construction

Assets under construction consist of expenditures on the construction of Fazenda Nova Mine. Construction costs and preproduction revenues and expenses will be transferred to property, plant and equipment and mineral properties once the project reaches commercial production.

7. Capital Stock

Common shares issued and outstanding:

		Number of
	Common Shares	Amount
	(in thousands)

Balance as at February 29, 2004	95,061	$74,427
Exercise of options and share appreciation rights	1	2

Balance as at June 30, 2004	95,062	74,429
Issue of common shares (i)	808	1,021

Balance as at September 30, 2004	95,870	$75,450

(i)   In July, 2004, 808,000 common shares were issued to management in connection with previous subscriptions that were approved by the shareholders at the 2004 annual general meeting.

8. Share Purchase Warrants

As at September 30, 2004 there were 41,228,728 share purchase warrants outstanding with an average exercise price of Cdn $1.57 and an average outstanding life of 3.8 years.

9. Stock-based Compensation

There were no stock options issued during the three month period ended September 30, 2004.

Yamana accounts for all stock options granted using the fair value based method of accounting, estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions for the options issued during the current fiscal year: (i) dividend yield of 0%, (ii) expected volatility of 50.5%, (iii) risk free interest rate of 3.5% and (iv) expected life of 3 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

As at September 30, 2004 there were 6,699,910 stock options outstanding with an average exercise price of Cdn$ 2.05 and an average outstanding life of 8.35 years. A total of 6,449,910 stock options were exercisable as at September 30, 2004.

During the quarter, the estimate of expected volatility was revised from 35% to 50.5% resulting in an additional charge of $0.3 million relating to options issued during the first quarter. An expense of $1 million was included in stock-based compensation expense relating to the shares issued as discussed in Note 7(i).

10. Income Tax Expense

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	Three Months Ended		Fiscal Year to Date

	September 30,	August 31,	September 30,	August 31,
	2004	2003	2004	2003
			(7 months)	(6 months)

Earnings (loss) before income taxes	$1,252	$(1,349)	$3,333	$(1,744)
Statutory rate	38%	38%	38%	38%

Expected income tax expense
(recovery)	$476	$(513)	$1,267	$(663)
Effect of lower tax rates in foreign
jurisdictions	(321)	2	(506)	8
Unrecognized tax benefits in Canada
and the United States	200	502	494	646
Temporary taxable differences and
Non-taxable items	891	9	99	9

Income tax expense	$1,246	$--	$1,354	$--
Current income tax expense	$379	$--	$938	$--

Future income tax expense	$867	$--	$416	$--

11. Supplementary Cash Flow Information

	Three Months Ended		Fiscal Year to Date

	September 30,	August 31,	September 30,	August 31,
	2004	2003	2004	2003
			(7 months)	(6 months)

Financing Activities
Issue of common shares to management	$1,021	$--	$1,021	$--
Stock-based compensation recognized on
the issue of shares to management	$(1,021)	$--	$(1,021)	$--
Issue of common shares on exercise of
options and share appreciation rights	$--	$--	$2	$--
Stock-based compensation on the exercise
of option share appreciation rights	$--	$--	$(2)	$--
Issue of common shares for Santa Elina
Assets	$--	$18,325	$--	$18,325
Issue of common shares for interest and
principal due on convertible notes	$--	$1,529	$--	$1,529
Equity component of convertible notes:
Payment of interest in common shares	$--	$(49)	$--	$(49)
Payment of principal in common shares	$--	$(1,480)	$--	$(1,480)
Investing Activities
Non-cash expenditures on mineral
properties	$--	$(18,325)	$--	$(18,325)

12. Segmented Information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate activities in Canada (August 31, 2003 – United States of America). Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	September 30,	February 29,
	2004	2004
		(year ended)

Mineral properties, assets under construction and property, plant and equipment
Brazil	$59,764	$47,618
Argent	5,381	5,375
Corporate	129	122

	$65,274	$53,115

	Three Months Ended		Fiscal Year to Date

	September 30,	August 31,	September 30,	August 31,
	2004	2003	2004	2003
			(7 months)	(6 months)

Mine Revenues
Brazil	$8,827	$--	$21,993	$--

Net earnings (loss)
Brazil	$1,008	$(24)	$5,087	$(24)
Argentina	(20)	(3)	(29)	(29)
Corporate	(982)	(1,322)	(3,079)	(1,691)

	$6	$(1,349)	$1,979	$(1,744)

13. Commitments

Year	2004	2005	2006	2007	2008

Office leases	$45,400	$186,800	$192,200	$166,400	$156,800
Fazenda Brasileiro operating
leases and service contracts	1,088,300	1,215,500	192,600	--	--
Fazenda Nova operating
leases and service contracts	703,700	2,814,900	2,814,900	703,700	--

	$1,837,400	$4,217,200	$3,199,700	$870,100	$156,800

The Company has also entered into an engineering, procurement and construction management contract at a contract price of $5.7 million for the term of the Chapada project construction period.

14. Subsequent Events

(i)   The Company secured a $100 million debt financing commitment from a private investment fund for the construction and development of the Chapada Gold and Copper Project subsequent to the quarter ended September 30, 2004. The secured notes are for a term of 6 years and bear interest at an annual rate of 10.95%. Principal is repayable upon maturity of the notes and covenants under the facility have characteristics comparable to high yield debt. The Company must drawdown the full $100 million within 180 days of closing. The Company may also elect to accrue interest for the first three years. Under this scenario, the interest rate is subject to an additional 150 basis points during the first two years during which the interest is accrued. As consideration, the Company has agreed to pay commitment fees in the aggregate of $2.2 million and issue a series of warrants to purchase an aggregate of 5.0 million common shares at a 25% premium to the market price. Subsequent to the quarter end, $650,000 of the commitment fees was paid and a warrant to purchase 1.25 million common shares was issued. The remaining balance is to be paid and issued prior to funding and of which $850,000 is payable and warrants to purchase 2.5 million common shares are payable only on funding.

(ii)The  Company issued a short-form prospectus in Canada subsequent to the quarter end for a total of 21,750,000 common shares for total gross proceeds of Cdn$75 million with an underwriters’ option to purchase up to an additional 7,250,000 common shares for approximately Cdn$25 million for total proceeds of Cdn$100 million.

15. Comparative Figures

Certain of prior periods’ figures have been reclassified to conform with current period’s presentation.